07026020

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Donna L. Ornstein
DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

August 9, 2007

FILE NUMBER 50237-00001

BEST AVAILABLE COPY

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs/Mesdames:

Re: Gtech International Resources - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
AUG 2 1 2007
THOMSON FINANCIAL

Yours truly,

DAVIS LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js/ Encls.

dw 8/17

I:\Securities\ReidCo\Public\50237\USSEC\2007\Aug SEC Ltr.doc

Exemption No. 82-3779

August 9, 2007

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	July 3, 2007
	(ii)	BC	July 30, 2007
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Corrected Annual Audited Financial Statements for financial period ended April 30, 2007, filed June 21, 2007 together with cover letter
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable

Document Name or Information		Documents Filed
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	Not Applicable

(i) charter documents

(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

(iii) any securityholder rights plans or similar plans

(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

Document Name or Information		Documents Filed
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

.3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Corrected Annual Audited Financial Statements for financial period ended April 30, 2007, filed June 21, 2007 together with cover letter
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

Document Name or Information		Documents Filed
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable

Document Name or Information		Documents Filed
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

Yukon
Community Services
Services aux collectivités

ANNUAL RETURN

BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04

DÉCLARATION ANNUELLE

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
GTECH INTERNATIONAL RESOURCES LIMITED

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
28530

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
Suite 200, 304 Jarvis Street, Whitehorse, YT Y1A 2H2

4. MAILING ADDRESS / *ADRESSE POSTALE* :
Same as above

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
May 28, 2007 (year) / *(année)*

6. DATE OF / *DATE*
YY 68 *AA* | MM 05 *MM* | DD 28 *JJ*

- [ ] INCORPORATION *DE LA CONSTITUTION*
- [ ] REGISTRATION *DE L'ENREGISTREMENT*
- [ ] AMALGAMATION *DE LA FUSION*
- [x] CONTINUATION *DE LA PROROGATION*

7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
Thomas Godfrey Howitt	6 Stanley Parade, Caulfield North, Victoria, 3161, Australia
Elizabeth Sy	PH 1 Laguna, 1 Roxas Triangle, Paseo de Roxas, Makati City 1226 Philippines
Frederick Bart	98 Victoria Road, Bellevue Hill, Sydney, NSW 2023, Australia
Marvyn Jacobson	Flat 4, 34 St. Georges Drive, London SW1V 4BN, England

8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
Thomas Godfrey Howitt	President, Secretary and CFO
Mervyn Jacobson	Chairman of the Board and CEO

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

La société a déposé tous les documents exigés en vertu de la Loi sur les sociétés par actions concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :

1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

9. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
MAY 28, 2007	[signature]	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.

YG(3038Q)F2 Rev 10/2002

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 35

EXTRAPROVINCIAL COMPANY

Section 380 Business Corporations Act

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the Business Corporations Act requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY

A-12635

B. NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED

C. REGISTRATION DATE IN BC	D. DATE OF ANNUAL REPORT
1976/07/29	2007/07/29

E. FOREIGN JURISDICTION OF EXTRAPROVINCIAL COMPANY

Extraprovincial company's current jurisdiction Yukon Territory

Extraprovincial company's date of incorporation, continuation, amalgamation or organization in current jurisdiction 1968/05/28

Extraprovincial company's identifying number in current jurisdiction 28530

F. COMPANY CHANGES
A extraprovincial company must file with the registrar a notice of any change to the information shown on the Corporate Register.

If there has been any change to the following:

- the extraprovincial company's jurisdiction, either by way of continuation, amalgamation or similar process;
- the identifying number or name of the extraprovincial company; or
- the mailing or delivery address of the head office or any attorney.

please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these changes.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED
THOMAS GODFREY HOWITT	[signature]	JULY 10, 2007

Exemption No. 82-3779

CORRECTED - JUNE 21, 2007

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

APRIL 30, 2007

and

APRIL 30, 2006

CORRECTED - JUNE 21, 2007

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2007 and 2006, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 5, 2007

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended April 30,	2007	2006
	$	$
Revenue		
Interest received	11,837	9,969
Total revenue	11,837	9,969
Expenses		
Audit fees	4,770	5,548
Bank charges	318	386
General expenses	-	100
Internet expenses	582	-
Legal fees	18,122	15,492
Printing and postage expenses	900	548
SEDAR filing fees	2,582	2,582
Share registry fees	5,709	6,309
Stock-based compensation expense (Note 6)	32,400	16,200
Stock exchange fees	5,312	5,136
Travel and accommodation	1,944	2,348
Valuation expenses	1,676	-
Total expenses	74,315	54,649
Net loss for the year	(62,478)	(44,680)
Deficit at the beginning of the year	(4,383,060)	(4,338,380)
Deficit at the end of the year	(4,445,538)	(4,383,060)
Loss per share (cents per share)	(1.21)	(0.86)

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS

As at April 30,	2007	2006
	$	$
Assets		
Current Assets		
Cash	460,717	490,784
Total Current Assets	460,717	490,784
Total Assets	460,717	490,784
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	5,245	5,234
Total Current Liabilities	5,245	5,234
Total Liabilities	5,245	5,234
Shareholders' Equity		
Share capital (Note 6)	4,852,410	4,852,410
Contributed surplus	48,600	16,200
Deficit	(4,445,538)	(4,383,060)
Total Shareholders' Equity	455,472	485,550
Total Liabilities and Shareholders' Equity	460,717	490,784

Original approved by the Directors

"Mervyn Jacobson" "Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS

For the years ended April 30,	2007 $	2006 $
Cash used in		
Operating activities		
Net loss for the year	(62,478)	(44,680)
Items not affecting cash		
Stock-based compensation expense	32,400	16,200
Changes in non-cash working capital		
Accounts payable and accrued expenses	11	778
	(30,067)	(27,702)
Financing activities		
Proceeds from the exercise of options	-	-
Net decrease in cash	(30,067)	(27,702)
Cash at the beginning of the year	490,784	518,486
Cash at the end of the year	460,717	490,784

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the field of biotechnology.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company applies the fair value method of accounting for stock options and the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as an administrative expense.

(d) Income taxes

The Company accounts for income taxes using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006 (CONT.)

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at April 30, 2007, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

During the year ended April 30, 2007, GTG paid certain invoices on behalf of the Company which were subsequently repaid in full. Accordingly, as at April 30, 2007, there were no amounts owing to GTG.

5. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006 (CONT.)

6. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at April 30, 2005	5,168,167	4,852,410
Movements during the year ended April 30, 2006		
None	-	-
Balances as at April 30, 2006	5,168,167	4,852,410
Movements during the year ended April 30, 2007		
None	-	-
Balances as at April 30, 2007	5,168,167	4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

During the year ended April 30, 2006, a total of 130,000 options which had previously been granted to a Director of the Company lapsed unexercised.

Also during the year ended April 30, 2006, the Company granted stock options to certain Directors to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 has been recorded as an expense in the financial statements for that year. During the year ended April 30, 2007, the remaining expense of $32,400 was recorded as an expense.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%; expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006 (CONT.)

7. **Income taxes**

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

As at April 30,	2007	2006
	$	$
Net loss	(62,478)	(44,680)
Effective statutory rate	33.27%	33.27%
Expected taxes payable	(20,786)	(14,865)
Net effect of non-deductible amounts		
Stock-based compensation	32,400	16,200
Effective statutory rate	33.27%	33.27%
Net effect of non-deductible amounts	10,779	5,390
	(10,007)	(9,475)
Unrecognized benefit of non-capital losses	10,007	9,475
Total income taxes payable	-	-

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets at April 30, 2007 and 2006 are as follows:

As at April 30,	2007	2006
	$	$
Future income tax assets		
Non-capital loss carry-forwards	138,000	176,000
Deferred costs	3,656,000	3,656,000
Total	3,794,000	3,832,000
Effective statutory rate	34.12%	33.27%
Potential future income tax assets	1,294,513	1,274,906
Valuation allowance	(1,294,513)	(1,274,906)
	-	-

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006 (CONT.)

7. Income taxes (cont.)

At April 30, 2007, the Company has non-capital loss carry forwards of approximately $138,000, expiring in stages to 2017 as follows:

As at April 30,		2007	2006
Year of origin	Year of expiry	$	$
2000	2007	-	68,000
2002	2009	32,000	32,000
2003	2010	25,000	25,000
2005	2015	23,000	23,000
2006	2016	28,000	28,000
2007	2017	30,000	-
		138,000	176,000

8. Segmented information

As at April 30, 2007, all of the Company's assets, amounting to $460,717, were located in Canada. The only revenue earned by the Company during the year ended April 30, 2007 was interest received of $11,837 (2006: $9,969), which was earned in Canada.

9. Comparative figures

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation in 2007.

10. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

Exemption No. 82-3779

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Donna L. Ornstein
DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

RECEIVED
2007 AUG 16 A 11: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NUMBER 50237-00001

June 21, 2007

British Columbia Securities Commission
Alberta Securities Commission
Yukon Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited (the "Company")
Project No. 1120029

On June 19, 2007, we filed on SEDAR the Annual Financial Statements of the Company for the year ended April 30, 2007 under Project No. 1120029. On June 20, 2007, we filed submission #2 under the same Project No. a revised Annual Financial Statement which now included the Auditor's Report and added on TSX Venture Exchange as a recipient.

We write to add a cover letter and Annual Financial Statements marked "Corrected - June 21, 2007" as required by the Sedar Filer Manual.

Yours truly,

DAVIS LLP

Per:

Donna L. Ornstein
Paralegal

END